FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Announces Results of the Annual General Meeting of Shareholders

Toronto, Ontario (May 21, 2020) - Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported a summary of the voting results of its Annual General Meeting of Shareholders (the “Meeting”).
Results of the Meeting
The Company is reporting the voting results of its Meeting held virtually on Wednesday, May 20, 2020. The summary of the results are as follows:

Total Shares Voted:                300,723,826
Total Shares Issued and Outstanding:    390,737,603
Total Percentage of Shares Voted:        76.96%

1.	Election of Directors
Each of the nominee directors listed in Alamos’ management proxy circular dated April 3, 2020 was elected as a director as set forth in the table below:

Name of Nominee	Vote For	%	Withheld Vote	%
Elaine Ellingham	230,763,413	79.10	60,982,391	20.90
David Fleck	290,686,310	99.64	1,059,494	0.36
David Gower	229,155,347	78.55	62,590,457	21.45
Claire M. Kennedy	290,603,217	99.61	1,142,587	0.39
John A. McCluskey	291,288,307	99.84	457,497	0.16
Monique Mercier	290,595,377	99.61	1,150,427	0.39
Paul J. Murphy	271,922,991	93.21	19,822,813	6.79
J. Robert S. Prichard	290,467,143	99.56	1,278,661	0.44
Ronald E. Smith	230,723,271	79.08	61,022,533	20.92
Kenneth Stowe	291,194,932	99.81	550,872	0.19

2.	Appointment and Compensation of Auditors
KPMG LLP was appointed as the Company’s auditor and the directors were authorized to fix the auditor’s remuneration.

	Vote For	%	Withheld Vote	%
KPMG LLP	299,840,998	99.71	882,827	0.29

TRADING SYMBOL: TSX:AGI NYSE:AGI

3.	Approval of Approach to Executive Compensation
The non-binding advisory resolution approving the Company’s approach to Executive Compensation was passed.

	Vote For	%	Vote Against	%
Executive Compensation	287,672,815	98.60	4,072,987	1.40

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

Cautionary Note

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

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